OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES

EXHIBIT 11.  COMPUTATION OF EARNINGS PER SHARE

For the three months ended January 31, 1997 and 1996
(Amounts in thousands, except per share data)             1997       1996

PRIMARY SHARES:

Average common shares outstanding                        9,777      9,514
Common equivalent shares outstanding                       388        605
                                                        10,165     10,119

Net income                                                $907      $ 740
Less dividend on preferred stock                          (240)      (240)

Net income applicable to common stock                     $667      $ 500

Net income per common and common
 equivalent share, primary                               $ .07      $ .05

FULLY DILUTED SHARES:

Average common shares outstanding                        9,777      9,514
Common equivalent shares outstanding                       388        605
Potential dilution of preferred stock                    1,143      1,143
                                                        11,308     11,262

Net income applicable to common stock                    $ 667      $ 500
Add back dividend on preferred stock                       240        240

Net income for calculating fully diluted
 earnings per share                                       $907      $ 740

Net income per common and common
 equivalent share, fully diluted                         $ .08     $  .07



NOTE: Fully diluted earnings per share do not result in dilution of three percent or more or are anti-dilutive and, therefore, are not separately presented in the consolidated statements of income.